SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 28, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 28, 2012

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

Smith & Nephew to acquire US bioactive wound care business for $782 million

28 November 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces that it is strengthening its global position in advanced wound care by entering into an agreement through its subsidiaries to acquire substantially all the assets of Healthpoint Biotherapeutics ("Healthpoint"), a leader in bioactive debridement, dermal repair and regeneration wound care treatments, for $782 million in cash.

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

"The acquisition of Healthpoint is an important step for Smith & Nephew. Strategically, it reinforces our Advanced Wound Management division by giving us a strong position in the fast growing area of bioactive wound care treatment. It brings material revenues from a fast growing product range, an attractive pipeline, and commercial and R&D capabilities upon which we will build. The combination benefits our customers, offering them a truly unique wound care business - having leadership positions across exudate and infection management, negative pressure and bioactives."

The acquisition has compelling strategic and financial rationale for Smith & Nephew:

     ·       Creates a strong position in bioactives, the fastest growing area of advanced wound management
     ·       Brings a complementary range of bioactive debridement, dermal repair and regeneration products generating around $190 million 2012 revenues growing at a double digit percentage rate, driven by SANTYL ointment
     ·       Adds an established R&D capability in next-generation bioactive therapies including an exciting product pipeline with lead product (HP802-247) entering Phase 3 trials
     ·       Integration into our Advanced Wound Management ("AWM") division
            ‐ doubles AWM's US sales, strengthening commercial scale and capabilities
            ‐ strong cultural fit of innovation and customer focus
            ‐ opportunity for synergies over time
     ·       Expected to exceed Smith & Nephew's cost of capital in the third full year following acquisition; broadly EPSA neutral in 2013 and accretive thereafter

Paul Dorman, Founder, Chairman and co-owner of Healthpoint commenting on the transaction said:

"Healthpoint and Smith & Nephew have much in common - our commitment to innovation, the desire to serve healthcare professionals and a fundamental dedication to improving the quality of life for patients. We are very proud of our employees and the business we have built and believe now is the right time to allow it to grow to the next level by joining a global organisation like Smith & Nephew."

Strategic rationale

One of Smith & Nephew's five strategic priorities is 'supplementing our organic growth through acquisitions', in order to satisfy our determination to build significant value for our stakeholders.

Our strong Advanced Wound Management division has been consistently outperforming the market growth rate for the last few years. This is despite not having a presence in bioactive wound healing, which has an estimated segment size of around $1 billion and is the fastest growing segment of advanced wound care. Bioactives offer novel treatments for a range of hard to heal wounds, including the large and increasing prevalence of diabetic foot ulcers.

In Healthpoint, we have found the ideal entry into this attractive segment. It is complementary on many levels, including product range, US scale and strong commercial capabilities.

Healthpoint is forecast to generate around $190 million sales in 2012 from its existing range of high growth products, driven by SANTYL, a bioactive ointment for the removal of dead tissue in wounds. Healthpoint has a strong R&D capability with its lead product candidate entering Phase 3 trials for the treatment of venous leg ulcers, a large potential opportunity.

The combination creates a wound business which is unique - having leadership positions across exudate and infection management, negative pressure and bioactive wound care.

Details of Healthpoint

Healthpoint is a privately held company focused on the development and commercialisation of novel, cost-effective bioactive solutions for debridement, dermal repair and regeneration.

Its principal marketed product is Collagenase SANTYL® Ointment ("SANTYL"), an enzymatic debrider for dermal ulcers and burns. Healthpoint's offering also includes the OASIS® family of leading acellular skin substitutes for venous leg ulcers and diabetic foot ulcers and REGRANEX®, a growth factor for treating diabetic foot ulcers.

The company's research and development strategy is centred on next-generation bioactive therapies for the treatment of chronic wounds. The principal pipeline product is HP802-247 for the treatment of venous leg ulcers, using cell-based therapy containing keratinocytes and fibroblasts. In August 2011 Healthpoint reported positive data from a Phase 2b clinical trial for HP802-247 in the treatment of venous leg ulcers, demonstrating that the compound met both its primary and secondary endpoints. The compound has recently entered Phase 3 trials for this indication and commercial launch could occur as early as 2017.

Healthpoint has its headquarters in Fort Worth, Texas and is an affiliate company of DFB Pharmaceuticals, Inc. It has approximately 460 employees, including an established sales force of 215.

Healthpoint generated revenues of $151 million in the year to 31 December 2011 and is forecast to deliver around $190 million in 2012. We expect that Healthpoint's current product portfolio will deliver growth at a mid-teen percentage rate for the next few years. It delivered a trading profit of $11 million ($34 million before R&D expenses) in 2011. We expect to realise the benefit of the significant operational gearing in Healthpoint's cost structure.

As at 31 December 2011, Healthpoint had gross assets of $98 million and net operating assets of $61 million. All figures are unaudited.

Integration plans

Smith & Nephew intends to build upon Healthpoint's strong presence in the US, established commercial organisation and complementary product range. The business will continue to be headquartered in Fort Worth.

We will continue to invest in Healthpoint's bioactive R&D capability, including funding the HP802-247 Phase 3 trials and commercialisation over the next 5 years. We expect this investment will drive annual R&D spend in the medium term to around $40-50 million per annum.

Healthpoint will be integrated into our Advanced Wound Management division. In order to minimise business disruption, we intend to integrate gradually. We expect to achieve annual cost synergies of around $20 million by 2015 and incur integration cash costs over this period of around $25 million.

Financial implications

The purchase price of $782 million in cash will be financed from Smith & Nephew's existing cash resources and bank facilities. In the event that the transaction is not completed by the end of 2012, a further $10 million consideration will be paid.

The transaction is value and growth enhancing for Smith & Nephew. It is expected to generate a return exceeding Smith & Nephew's cost of capital in the third full year following acquisition, and to be broadly EPSA neutral in 2013 and accretive thereafter, including the significant R&D investment in HP802-247.

The acquisition is structured as the purchase of assets (mainly in US), which will provide Smith & Nephew with a material cash tax benefit.

Smith & Nephew expects the anti-trust clearances and other customary requirements, to be fulfilled in time to enable completion of the transaction by the end of 2012.

Deutsche Bank is serving as financial adviser to Smith & Nephew on the transaction and BofA Merrill Lynch and JP Morgan as financial advisers to Healthpoint.

Analyst conference call

A conference call to discuss this announcement will be held at 8.30am GMT / 3.30am EST today, 28 November. This will be broadcast live on the company's website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com. If interested parties are unable to connect to the web, a listen-only service is available by calling +44(0)20 3364 5381 (passcode 9377430) in the UK or +1 212 444 0895 (passcode 9377430) in the US. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Technical glossary

Acellular skin substitute

Artificial skin made of a matrix or scaffold composed of material such as collagen which does not contain cells (as oppose to 'cellular' products which contain living cells).

Bioactive wound care

Bioactives are innovative technologies for the prevention and treatment of acute, chronic and burn-related wounds. These are typically hard to heal wounds, including the large and increasing prevalence of diabetic ulcers. As such, bioactive wound healing is the fastest growing segment of advanced wound care. The broad category of such products includes those designed to enhance the body's natural healing processes and bio-engineered products.

Cell-based therapy

The repair, replacement or restoration of damaged tissue through the use of cells that have been manipulated or altered. The cell source can be: autogenic (same patient), allogenic (same species donor) or xenogenic (another species donor).

Debridement

The process of removing dead or infected tissue from a wound in order to speed healing. Debridement can be carried out in a number of ways, such as with a scalpel (surgical debridement), water (hydrosurgery), or the use of bioactives or chemicals to dissolve the tissue.

About Healthpoint Biotherapeutics

Healthpoint Biotherapeutics is a biopharmaceutical company focused on the development and commercialization of novel, cost-effective solutions for debridement, dermal repair and regeneration. The company's research and development strategy is centred on next-generation bioactive therapies for the treatment of chronic wounds. Currently marketed products include Collagenase SANTYL Ointment, OASIS Wound Matrix, OASIS Ultra Tri-Layer Matrix and REGRANEX (becaplermin) Gel 0.01%. Healthpoint Biotherapeutics is also committed to advancing the care and treatment of wounds through support of industry leading continuing education from The Wound Institute®. Healthpoint Biotherapeutics is a DFB Pharmaceuticals, Inc., affiliate company, and is based in Fort Worth, Texas. For more information, visit the company website at www.healthpointbio.com.

® Healthpoint and related logo, SANTYL, The Wound Institute and REGRANEX are registered trademarks of Healthpoint, Ltd. OASIS is a registered trademark of Cook Biotech, Inc.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.